                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No. 1

                            JPS TEXTILE GROUP, INC.
                            -----------------------
                                (Name of Issuer)

                         Common Stock, par value $0.01
                         -----------------------------
                         (Title of Class of Securities)

                                    46624B30
                                    --------
                                 (CUSIP Number)

                       Michael C. Murr, Managing Director
                                 DAYSTAR L.L.C.
                           411 Theodore Fremd Avenue
                              Rye, New York 10580
                                 (914) 967-1155
                         -----------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                January 6, 1999
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                             INTRODUCTORY STATEMENT

                  On February 12, 1998, Daystar L.L.C., a New York limited liability company ("Daystar"), filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Original Statement") relating to shares of Common Stock, par value $0.01 per share ("Common Stock"), of JPS Textile Group, Inc., a Delaware corporation (the "Company"), beneficially owned by it. All capitalized terms used herein and not otherwise defined herein shall have the same respective meanings as used in the Original Statement.


                  Item 4 of the Original Statement is hereby amended as follows:

Item 4.  Purpose of Transaction.

                  Daystar acquired the shares of Common Stock described in Item 3 of the Original Statement (collectively, the "Shares") for the Fund and its clients solely for investment purposes. On January 6, 1999, Daystar discussed its views regarding the Company with representatives of another shareholder of the Company, UBS AG ("UBS"). On January 13, 1999, Daystar and UBS met with representatives of the Company to discuss their views.

                  None of Daystar or the Managing Directors currently has any plan or proposal which relates to or would result in any of the matters listed in Item 4 of Schedule 13D. However, Daystar may review its investment in the Company from time to time in light of the Company's operations, prospects, business development and competitive and strategic matters, and, as a result, may change its intention with respect to proposing one or more actions to enhance shareholder value or to effect a change of control of the Company.

                  In addition, Daystar may, from time to time or at any time, dispose of Shares or acquire additional shares of Common Stock for the Fund or Daystar client accounts depending on price and market conditions and other factors.

                                   SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 1999

                                       DAYSTAR L.L.C.

                                       By  /s/ Michael C. Murr
                                           --------------------------
                                           Michael C. Murr
                                           Managing Director